UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2020
Date of Report
(Date of earliest event reported)



GENWORTH FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-32195	80-0873306
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
6620 West Broad Street, Richmond, VA		**23230**
(Address of principal executive offices)		(Zip Code)

(804) 281-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $.001 per share	**GNW**	**NYSE (New York Stock Exchange)**

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01   **Entry into a Material Definitive Agreement.**

As previously reported, on October 21, 2016, Genworth Financial, Inc. (the "Company") entered into an agreement and plan of merger (the "Merger Agreement") with Asia Pacific Global Capital Co., Ltd. ("Parent"), a limited liability company incorporated in the People's Republic of China and a subsidiary of China Oceanwide Holdings Group Co., Ltd., a limited liability company incorporated in the People's Republic of China (together with its affiliates, "China Oceanwide"), and Asia Pacific Global Capital USA Corporation ("Merger Sub"), a Delaware corporation and a direct wholly-owned subsidiary of Asia Pacific Insurance USA Holdings LLC ("Asia Pacific Insurance"), which is a Delaware limited liability company owned by China Oceanwide, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub would merge with and into the Company with the Company surviving the merger as a direct, wholly-owned subsidiary of Asia Pacific Insurance (the "Merger"). In addition to the Merger Agreement, the Company, Parent and Merger Sub have entered into that certain (i) Waiver and Agreement, dated as of August 21, 2017; (ii) Second Waiver and Agreement, dated as of November 29, 2017; (iii) Third Waiver and Agreement, dated as of February 23, 2018; (iv) Fourth Waiver and Agreement, dated as of March 27, 2018; (v) Fifth Waiver and Agreement, dated as of June 28, 2018; (vi) Sixth Waiver and Agreement, dated as of August 14, 2018; (vii) Seventh Waiver and Agreement, dated as of November 30, 2018; (viii) Eighth Waiver and Agreement, dated as of January 30, 2019; (ix) Ninth Waiver and Agreement, dated as of March 14, 2019; (x) Tenth Waiver and Agreement, dated as of April 29, 2019; (xi) Eleventh Waiver and Agreement, dated as of June 30, 2019; (xii) Twelfth Waiver and Agreement, dated as of August 12, 2019; (xiii) Thirteenth Waiver and Agreement, dated as of December 22, 2019; (xiv) Fourteenth Waiver and Agreement, dated March 31, 2020; and (xv) Fifteenth Waiver and Agreement, dated as of June 30, 2020, filed with the Securities and Exchange Commission on June 30, 2020 (the "Fifteenth Waiver"). Capitalized terms used but not defined in the Current Report on Form 8-K have the meanings ascribed to such terms in the Merger Agreement.

On September 30, 2020, the Company, Parent and Merger Sub entered into a Sixteenth Waiver and Agreement (the "Waiver Agreement") pursuant to which the Company and Parent each agreed to extend the End Date by waiving its right to terminate the Merger Agreement and abandon the Merger prior to the date that is the earliest to occur of: (i) November 30, 2020; (ii) in the event that by October 31, 2020, Parent has failed to provide the Company with evidence satisfactory to the Company in its sole discretion (such evidence, "Source of Funds Evidence"), that (A) Parent and/or its Affiliates, collectively, have not less than $1.0 billion of funds (the "PRC Funds") on deposit with a third-party financial institution in China, which PRC Funds will be available for the payment of the aggregate Per Share Merger Consideration, and (B) Hony Capital Mezzanine Fund 2019, L.P., one or more of its Affiliates and/or one or more third parties acceptable to the Company in its sole discretion have agreed, on terms acceptable to the Company in its sole discretion, to provide Parent or one of its Affiliates, from sources outside the PRC, an amount, which when aggregated with the PRC Funds is sufficient to pay the aggregate Per Share Merger Consideration (the "Other Funds"), the date on which the Company notifies Parent expressly in writing of the Company's decision to accelerate the End Date to the date of such notice; (iii) after the Company has provided Parent a written notice of its proposal to enter into final transaction documents relating to an Acquisition Transaction (as defined in the Fifteenth Waiver) (the "Final Documents"), the date that is the earlier to occur of (1) the date Parent notifies the Company that it will not approve the Final Documents or (2) the fifth Business Day after the date on which Parent received such notice, unless Parent has previously notified the Company that it approves the Final Documents; (iv) the date on which Parent notifies the Company expressly in writing that it does not approve in its sole discretion any act or failure to act by the Company with respect to any of the Specified Matters (as defined in the Fifteenth Waiver); (v) in the event that after the date hereof any Governmental Entity imposes or requires any term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action that applies to any member of the Parent Group or the Company Group (each, a "Condition") in connection with any Parent Approval or Company Approval (each as defined in the Merger Agreement) with respect to the Merger, that (A) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in the orders, consents, approvals, permits or authorizations issued by governmental entities with respect to the Merger that are in effect on the date of the Waiver Agreement, (B) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in such governmental entity's order, consent, approval, permit or authorization with respect to the Merger as in effect on the date of the Waiver Agreement, or (C) would require the Merger to be consummated on terms that are materially and adversely different from those set forth in the filings and applications (as amended) that were reflected prior to the date of the Waiver Agreement in formal submissions to any governmental entity and that formed the basis upon which such governmental entity heretofore issued its order, consent, approval or authorization with respect to the Merger, including with respect to the funding of the merger consideration to be paid at the closing of the Merger (the

"Closing"), the date on which Parent, in its sole discretion, notifies the Company expressly in writing that it will not agree to any such Conditions; or (vi) the date that each of Parent or the Company, in its sole and absolute discretion, notifies the other party expressly in writing of its decision not to close the Merger. Each of Parent and the Company has the right to terminate the Merger Agreement after the End Date.

Under the Waiver Agreement. the Company acknowledges and agrees that Parent has no obligation to provide the Source of Funds Evidence under the Merger Agreement and a failure to do so will not constitute a breach of the Merger Agreement. In the event Parent fails to provide the Source of Funds Evidence by October 31, 2020, the sole and exclusive remedy of the Company and all members of the Company Group against any member of the Parent Group will be to accelerate the End Date.

Pursuant to the Waiver Agreement, in the event Parent reasonably requests the Company's assistance in connection with the negotiation and finalization of the loan documents relating to the Other Funds financing, the Company shall use its commercially reasonable efforts to provide customary assistance to Parent in connection therewith.

Under the Waiver Agreement, following the satisfaction or waiver of the conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), Parent and the Company shall mutually agree on a Closing Date for the Merger. Either Parent or the Company may, in its sole discretion, propose any date after the satisfaction or waiver of all such conditions as the Closing Date and/or withhold its consent for the date selected by the other party as the Closing Date. In addition, notwithstanding the satisfaction or waiver of the conditions to Closing, each of Parent and the Company may, in its sole and absolute discretion, unilaterally determine not to close the Merger.

Pursuant to the Waiver Agreement, the Company, Parent and Merger Sub agreed that, except as expressly modified by the Waiver Agreement, the provisions of Section 1(b), Section 3(c) through Section 3(h) of the Fifteenth Waiver shall remain in full force and effect, and reaffirmed that the provisions of Section 3(j) of the Fifteenth Amendment shall remain in full force and effect such that in the event the Closing occurs on or before November 30, 2020, Parent agrees to make or cause certain of its Affiliates to make capital contributions of $1.5 billion to the Company in three equal transactions of $500,000,000 by January 31, 2021, April 30, 2021 and July 31, 2021, subject to any applicable regulatory notice, filing, consent, approval or authorization.

In addition, pursuant to the Waiver Agreement, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, acknowledges that as of September 30, 2020, there has been no breach of the Merger Agreement on the part of the other party and irrevocably waives any claim against such other party based upon or arising out of any actual or alleged breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to September 30, 2020.

The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the Waiver Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

2.1   Sixteenth Waiver and Agreement, dated as of September 30, 2020, among the Company, Parent and Merger Sub

99.1   Press Release issued by the Company, dated October 1, 2020

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Note Regarding Forward-Looking Statements

  This communication includes certain statements that may constitute "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements regarding the closing of the transaction with Oceanwide, Oceanwide's funding plans and transactions Genworth is pursuing to address its near-term liabilities and financial obligations, which may include additional debt financing and/or transactions to sell a percentage of its ownership interests in its mortgage insurance businesses. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that Oceanwide will be unable to complete funding and that the transaction with Oceanwide may not be completed in a timely manner or at all, which may adversely affect Genworth's business and the price of Genworth's common stock, and the risk that Genworth will be unable to address its near-term liabilities and financial obligations, including the risks that it will be unable to raise additional debt financing and/or sell a percentage of its ownership interest in its U.S. mortgage insurance business to repay the promissory note to AXA S.A. or refinance its debt maturing in 2021 or beyond; (ii) the parties' inability to obtain regulatory approvals, clearances or extensions, or the possibility that such regulatory approvals or clearances may further delay the transaction with Oceanwide or will not be received prior to November 30, 2020 (and either or both of the parties may not be willing to further waive their end date termination rights beyond November 30, 2020) or that materially burdensome or adverse regulatory conditions may be imposed or undesirable measures may be required in connection with any such regulatory approvals, clearances or extensions (including those conditions or measures that either or both of the parties may be unwilling to accept or undertake, as applicable) or that with continuing delays, circumstances may arise that make one or both parties unwilling to proceed with the transaction with Oceanwide or unable to comply with the conditions to existing regulatory approvals or one or both of the parties may be unwilling to accept any new condition under a regulatory approval; (iii) the risk that the parties will not be able to obtain other regulatory approvals, approvals, clearances or extensions, including in connection with a potential alternative funding structure or the current geo-political environment, or that one or more regulators may rescind or fail to extend existing approvals, or that the revocation by one regulator of approvals will lead to the revocation of approvals by other regulators; (iv) the parties' inability to obtain any necessary regulatory approvals, clearances or extensions for the post-closing capital plan, and/or the risk that a condition to the closing of the transaction with Oceanwide may not be satisfied or that a condition to closing that is currently satisfied may not remain satisfied due to the delay in closing the transaction with Oceanwide or that the parties are unable to agree upon a closing date following receipt of all regulatory approvals and clearances; (v) potential legal proceedings that may be instituted against Genworth related to the transactions with Oceanwide; (vi) the risk that the proposed transaction disrupts Genworth's current plans and operations as a result of the announcement and consummation of the transaction; (vii) potential adverse reactions or changes to Genworth's business relationships with clients, employees, suppliers or other parties or other business uncertainties resulting from the announcement of the transaction or during the pendency of the transaction, including but not limited to such changes that could affect Genworth's financial performance; (viii) certain restrictions during the pendency of the transaction that may impact Genworth's ability to pursue certain business opportunities or strategic transactions; (ix) continued availability of capital and financing to Genworth before the consummation of the transaction; (x) further rating agency actions and downgrades in Genworth's financial strength ratings; (xi) changes in applicable laws or regulations; (xii) Genworth's ability to recognize the anticipated benefits of the transaction; (xiii) the amount of the costs, fees, expenses and other charges related to the transaction; (xiv) the risks related to diverting management's attention from Genworth's ongoing business operations; (xv) the impact of changes in interest rates and political instability; and (xvi) other risks and uncertainties described in the Definitive Proxy Statement, filed with the SEC on January 25, 2017, and Genworth's Annual Report on Form 10-K, filed with the SEC on February 27, 2020. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Genworth's consolidated financial condition, results of operations, credit rating or liquidity. Accordingly, we caution you against relying on any forward-looking statements. Further, forward-looking statements should not be relied upon as representing Genworth's views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2020

GENWORTH FINANCIAL, INC.

By: */s/ Ward E. Bobitz*

Ward E. Bobitz
Executive Vice President and General Counsel

EXHIBIT 2.1

EXECUTION VERSION

SIXTEENTH WAIVER AND AGREEMENT

This SIXTEENTH WAIVER AND AGREEMENT, dated as of September 30, 2020 (this "Waiver"), is by and among Genworth Financial, Inc., a Delaware corporation (the "Company"), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People's Republic of China ("Parent"), and Asia Pacific Global Capital USA Corporation, a Delaware corporation ("Merger Sub") (each of the Company, Parent and Merger Sub, a "Party" and collectively, the "Parties"). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain (i) Agreement and Plan of Merger, dated as of October 21, 2016 (as amended, supplemented or otherwise modified by the Waivers, the "Merger Agreement"), (ii) Waiver and Agreement, dated as of August 21, 2017, (iii) Second Waiver and Agreement, dated as of November 29, 2017, (iv) Third Waiver and Agreement, dated as of February 23, 2018, (v) Fourth Waiver and Agreement, dated as of March 27, 2018, (vi) Fifth Waiver and Agreement, dated as of June 28, 2018, (vii) Sixth Waiver and Agreement, dated as of August 14, 2018, (viii) Seventh Waiver and Agreement, dated as of November 30, 2018, (ix) Eighth Waiver and Agreement, dated as of January 30, 2019, (x) Ninth Waiver and Agreement, dated as of March 14, 2019, (xi) Tenth Waiver and Agreement, dated as of April 29, 2019, (xii) Eleventh Waiver and Agreement, dated as of June 30, 2019, (xiii) Twelfth Waiver and Agreement, dated as of August 12, 2019, (xiv) Thirteenth Waiver and Agreement, dated as of December 22, 2019, (xv) Fourteenth Waiver and Agreement, dated as of March 31, 2020, and (xvi) Fifteenth Waiver and Agreement, dated as of June 30, 2020 (the "Fifteenth Waiver");

WHEREAS, Section 8.2(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if the Merger shall not have been consummated by August 31, 2017 (the "End Date"), whether such date is before or after the date of adoption of the Merger Agreement by the stockholders of the Company referred to in Section 7.1(a) of the Merger Agreement; *provided*, that the right to terminate the Merger Agreement under Section 8.2(a) of the Merger Agreement shall not be available to any Party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of the Merger Agreement by such Party;

WHEREAS, pursuant to Section 1(a) of the Fifteenth Waiver, each of the Parties waived its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the Fifteenth Waiver End Date (as defined in the Fifteenth Waiver);

WHEREAS, the board of directors of each of the Parties has determined that it is in such Party's best interests and the best interests of its stockholder or stockholders (as applicable) for the Parties to continue to be bound by the Merger Agreement and each of the Parties desires to waive its right to terminate the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement prior to the Sixteenth Waiver End Date (as defined below) as set forth in Section 1 of this Waiver;

WHEREAS, each of the Parties desires to waive certain provisions of the Merger Agreement as and to the extent expressly provided in this Waiver, subject to the terms and conditions herein; and

WHEREAS, as of the date hereof, each of the Parties has reasonably determined and therefore acknowledges that (i) each of the Parties has performed its obligations under the Merger Agreement in all material respects including the obligation to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, as soon as practicable, and (ii) there has been no breach of any representation, warranty, covenant, or agreement under the Merger Agreement on the part of any of the Parties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions set forth in this Waiver, the Parties, each intending to be legally bound, hereby acknowledge and agree as follows:

SECTION 1. <u>WAIVER OF TERMINATION RIGHT</u>.

(a) Each of the Company and Parent hereby irrevocably waives its right to terminate the Merger Agreement and abandon the Merger pursuant to <u>Section 8.2(a)</u> of the Merger Agreement prior to the date that is the earliest to occur of (i) November 30, 2020, (ii) in the event that by October 31, 2020, Parent has failed to provide the Company with evidence satisfactory to the Company in its sole discretion (such evidence, "<u>Source of Funds Evidence</u>"), that (1) Parent and/or its Affiliates, collectively, have not less than $1.0 billion of funds (the "<u>PRC Funds</u>") on deposit with a third-party financial institution in China, which PRC Funds will be available for the payment of the aggregate Per Share Merger Consideration, and (2) Hony Capital Mezzanine Fund 2019, L.P., one or more of its Affiliates and/or one or more third parties acceptable to the Company in its sole discretion have agreed, on terms acceptable to the Company in its sole discretion, to provide Parent or one of its Affiliates, from sources outside the PRC, an amount, which when aggregated with the PRC Funds is sufficient to pay the aggregate Per Share Merger Consideration (the "<u>Other Funds</u>"), the date on which the Company notifies Parent expressly in writing of the Company's decision to accelerate the End Date to the date of such notice, specifying that such notice is given under this <u>Section l(a)(ii)</u>, (iii) after the Company has provided Parent a written notice (A) specifying that such notice is given under <u>Section 1(a)(iii)</u> of this Waiver and (B) attaching the final drafts of all Transaction Documents (as defined in the Fifteenth Waiver) of an Acquisition Transaction (as defined in the Fifteenth Waiver) (the "<u>Final Documents</u>"), the date that is the earlier to occur of (I) the date on which Parent notifies the Company expressly in writing that it will not approve the Final Documents in the form

- 2 -

submitted to Parent or (II) the fifth Business Day after the date on which Parent received such notice, unless Parent has previously notified the Company expressly in writing that it approves the Final Documents in the form submitted to Parent,(iv) the date on which Parent notifies the Company expressly in writing that it does not approve in its sole discretion any act or failure to act by the Company with respect to the Specified Matters (as defined in the Fifteenth Waiver), specifying that such notice is given under this Section 1(a)(iv), (v) in the event that after the date hereof any Governmental Entity imposes or requires any term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action that applies to any member of the Parent Group or the Company Group (each, a "Condition") in connection with any Parent Approval or Company Approval with respect to the Merger, that (A) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in the orders, consents, approvals, permits or authorizations issued by Governmental Entities with respect to the Merger that are in effect on the date hereof, (B) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in such Governmental Entity's order, consent, approval, permit or authorization with respect to the Merger as in effect on the date hereof, or (C) would require the Merger to be consummated on terms that are materially and adversely different from those set forth in the filings and applications (as amended) that were reflected prior to the date hereof in formal submissions to any Governmental Entity and that formed the basis upon which such Governmental Entity heretofore issued its order, consent, approval or authorization with respect to the Merger, including with respect to the funding of the Aggregate Merger Consideration to be paid at Closing, the date on which Parent, in its sole discretion, notifies the Company expressly in writing that it will not agree to any such Conditions, specifying that such notice is given under this Section 1(a)(v), or (vi) the date on which a notice under Section 2 is given by either Parent or the Company (whichever date is applicable under clauses (i) through (vi), the "Sixteenth Waiver End Date"). For the avoidance of doubt, all references to "End Date" in the Merger Agreement shall mean the Sixteenth Waiver End Date, and each Party acknowledges and agrees that the waiver set forth in Section 1(a) of the Fifteenth Waiver shall hereby be terminated and be of no further force and effect.

(b) The Company hereby acknowledges and agrees that Parent may withhold or condition its approval or agreement in Section 1(a)(iii), Section 1(a)(iv) or Section 1(a)(v) of this Waiver and the Company may withhold or condition its acceptance in Section 1(a)(iii) in its sole and absolute discretion, including by conditioning such approval or agreement on the Parties' entry into a subsequent Waiver and Agreement further extending the "End Date" in the Merger Agreement, and that the imposition of any such requirement or the failure to grant such approval or agreement by Parent and/or any related conditions will not in any way constitute a breach of the Merger Agreement; *provided*, *however*, that if Parent conditions its approval or agreement in Section 1(a)(iii) of this Waiver on any condition other than the conditions that the closing of the Merger occur after the closing of the applicable Acquisition Transaction and that the Parties enter into such subsequent Waiver and Agreement, then, at the sole discretion of the Company, such conditional approval shall be treated as an express disapproval of the Final Documents for purposes of Section 1(a)(iii) of this Waiver. The Company further acknowledges and agrees that Parent has no obligation to provide the Source of Funds Evidence under the Merger Agreement and a failure to do so shall not constitute a breach of the Merger Agreement; in the event Parent fails to provide the Source of Funds Evidence by October 31, 2020, the sole and exclusive remedy of the Company and all members of the Company Group against any member of the Parent Group shall be to accelerate the End Date as provided by Section 1(a)(ii) herein.

(c) In the event Parent reasonably requests the Company's assistance in connection with the negotiation and finalization of the loan documents relating to the Other Funds financing, the Company shall use its commercially reasonable efforts to provide customary assistance to Parent in connection therewith.

SECTION 2. CLOSING DATE.

Notwithstanding Section 1.2 of the Merger Agreement, the Closing shall take place on a date to be mutually agreed upon in writing between the Company and Parent, and such date shall be the "Closing Date" in the Merger Agreement. It is acknowledged and agreed that each of Parent and the Company may, in its sole and absolute discretion, (a) propose as the Closing Date any date after the date on which the last to be satisfied or waived of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived, and/or (b) withhold its consent or agreement for any date proposed by the other as the Closing Date. Furthermore, notwithstanding the satisfaction or waiver of all the conditions set forth in Article VII of the Merger Agreement, it is expressly acknowledged and agreed that each of Parent and the Company may, at any time prior to the consummation of the Merger, in its sole and absolute discretion, unilaterally determine not to close the Merger by so notifying the other Party expressly in writing, specifying that such notice is given under this Section 2, and such determination to not close the Merger by either Party will not in any way constitute a breach of the Merger Agreement.

SECTION 3. GENERAL ACKNOWLEDGEMENTS AND WAIVERS.

(a) The Company hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of Parent or Merger Sub and (ii) irrevocably waives any claim against each of Parent and Merger Sub based upon or arising out of any actual or alleged breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.3(a) and Section 8.5 (as applicable).

(b) Parent hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of the Company and (ii) irrevocably waives any claim against the Company based upon or arising out of any actual or alleged breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.4(b) and Section 8.5 (as applicable).

SECTION 4. <u>GENERAL PROVISIONS</u>.

(a) Except as expressly provided herein, nothing in this Waiver shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the Merger Agreement (including <u>Section 6.5</u> of the Merger Agreement) or shall be deemed or construed to amend, supplement or modify the Merger Agreement or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect. For the avoidance of doubt, except as expressly modified by this Waiver, the provisions of <u>Section 1(b)</u>, <u>Section 3(c)</u> through <u>Section 3(h)</u> and <u>Section 3(j)</u> of the Fifteenth Waiver shall remain in full force and effect; *provided*, *however*, that the reference to "September 30, 2020" in <u>Section 3(j)</u> of the Fifteenth Waiver shall instead refer to "November 30, 2020."

(b) The following provisions from the Merger Agreement shall be incorporated into, and be effective with respect to, this Waiver as if set forth herein in their entirety: <u>Section 9.2</u> (Modification or Amendment), <u>Section 9.4</u> (Counterparts), <u>Section 9.5</u> (Governing Law; Arbitration; Specific Performance; Sovereign Immunity), <u>Section 9.6</u> (Notices), <u>Section 9.9</u> (Obligations of Parent and of the Company), <u>Section 9.11</u> (Severability), <u>Section 9.12</u> (Interpretation; Construction) and <u>Section 9.13</u> (Assignment).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Waiver as of the date first written above.

GENWORTH FINANCIAL, INC.

By: /s/ Thomas J. McInerney

Name: Thomas J. McInerney
Title: President and Chief Executive Officer

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

By: /s/ Xiaoxia Zhao

Name: Xiaoxia Zhao
Title: Director and General Manager

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

By: /s/ Xiaoxia Zhao

Name: Xiaoxia Zhao
Title: President

[Signature Page to Sixteenth Waiver and Agreement]

EXHIBIT 99.1

 

News Release

6620 West Broad Street
Richmond, VA 23230

Genworth and Oceanwide Announce Significant Progress Toward
Acquisition Funding, Extend Merger Agreement

Richmond, VA and Beijing (October 1, 2020) – Genworth Financial, Inc. (NYSE: GNW) and China Oceanwide Holdings Group Co. Ltd (Oceanwide) announced today that Oceanwide has reached a general agreement with Hony Capital on the key commercial terms and conditions of its $1.8 billion offshore financing plan to complete the acquisition of Genworth, and that Oceanwide has provided satisfactory information regarding its funding plan for the portion of the funds being sourced from Mainland China.

However, while Oceanwide has made significant progress towards finalizing its financing plan for the proposed transaction, it has not reached a final agreement with Hony Capital on all terms and conditions due to the logistical challenges presented by the global pandemic, including travel restrictions and mandatory quarantine requirements. These challenges have significantly lengthened the time required for Oceanwide and Hony Capital to hold in-person discussions to finalize these terms and conditions.

As a result of these delays, the parties also today announced that they have agreed to a 16th waiver and agreement of each party's right to terminate their previously announced merger agreement. The 16th waiver extends the previous deadline of September 30, 2020 to no later than November 30, 2020.

The duration of the extension was informed by both Oceanwide and Genworth's expectation of further delays due to continued required travel and quarantine restrictions in the near-term. It also takes into account the upcoming Chinese national holiday, Mid-Autumn Festival, which will take place from October 1 through October 8. Negotiations between Oceanwide and Hony Capital will resume following this holiday.

Oceanwide has confirmed that Oceanwide's existing financing arrangement for debt funding of up to $1.8 billion through Hony Capital has been extended through December 31, 2020.

The parties also agreed to an interim checkpoint on October 31, 2020, by which time Oceanwide needs to provide Genworth with satisfactory evidence that the necessary funding will be available to close the transaction by November 30. If Oceanwide does not deliver evidence satisfactory to Genworth by October 31st, Genworth will have the right, in its sole discretion, to terminate the merger agreement on or after October 31, 2020.

"We have overcome many hurdles during the past four years, demonstrating time and again our unwavering commitment to this transaction," said LU Zhiqiang, chairman of Oceanwide. "The COVID-19 pandemic has presented a unique set of challenges to deal-making that traditionally relies on face-to-face communications, which is why the additional time is necessary to finalize these remaining steps. Despite these latest challenges, we remain committed to securing financing for the transaction in order to close the transaction as soon as possible."

Added Tom McInerney, Genworth president and CEO: "As we extend the waiver and agreement once again, it is important to remember that it wasn't until the end of March 2020 that we received substantially all the regulatory approvals needed to close the transaction. That put Oceanwide in the difficult position of completing the funding process in the middle of a global pandemic. I recognize that this has been an extraordinarily long road to travel for our shareholders, regulators, employees and other stakeholders, and we greatly appreciate their patience. We are committed to continuing to work with Oceanwide to close the transaction because we believe that the transaction represents the best value for Genworth's shareholders."

The transaction had previously received all U.S. regulatory approvals needed to close the transaction, subject to confirmation from the Delaware Department of Insurance that the acquisition of Genworth's Delaware-domiciled insurer may proceed under the existing approval. The parties also are still in discussions with the GSEs about their previous approval of the transaction, and Oceanwide needs to receive clearance for currency conversion and transfer of funds from SAFE. With respect to other regulatory matters: FINRA has confirmed that the transaction may close under FINRA Rule 1017(c) prior to receiving its final approval and the North Carolina Department of Insurance issued a 90-day extension of its previously granted approval on August 11, 2020. All other required approvals and clearances have been secured.

About Genworth Financial

Genworth Financial, Inc. (NYSE: GNW) is a Fortune 500 insurance holding company committed to helping families achieve the dream of homeownership and address the financial challenges of aging through its leadership positions in mortgage insurance and long term care insurance. Headquartered in Richmond, Virginia, Genworth traces its roots back to 1871 and became a public company in 2004. For more information, visit genworth.com.

From time to time, Genworth releases important information via postings on its corporate website. Accordingly, investors and other interested parties are encouraged to enroll to receive automatic email alerts and Really Simple Syndication (RSS) feeds regarding new postings. Enrollment information is found under the "Investors" section of genworth.com. From time to time, Genworth's publicly traded subsidiary, Genworth Mortgage Insurance Australia Limited, separately releases financial and other information about its operations. This information can be found at http://www.genworth.com.au.

About Oceanwide

Oceanwide is a privately held, family owned international financial holding group founded by LU Zhiqiang. Headquartered in Beijing, China, Oceanwide's well-established and diversified businesses include operations in financial services, energy, technology information services, culture and media, and real estate assets globally, including in the United States.

Oceanwide is the controlling shareholder of the Shenzhen-listed Oceanwide Holdings Co., Ltd. and Minsheng Holdings Co. Ltd.; the Hong Kong-listed China Oceanwide Holdings Limited and China Tonghai International Financial Limited (formerly known as Quam Limited); the privately-held International Data Group, Minsheng Securities, Minsheng Trust, and Asia Pacific Property & Casualty Insurance; and it is the single largest shareholder of Australia-listed CuDECO Ltd. China Oceanwide also is a minority investor in Shanghai-listed China Minsheng Bank and Hong Kong-listed Legend Holdings. In the United States, Oceanwide has real estate investments in New York, California, and Hawaii. Businesses controlled by Oceanwide have more than 10,000 employees globally.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain statements that may constitute "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements regarding the closing of the transaction with Oceanwide, Oceanwide's funding plans and transactions Genworth is pursuing to address its near-term liabilities and financial obligations, which may include additional debt financing and/or transactions to sell a percentage of its ownership interests in its mortgage insurance businesses. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from those in the forward-looking statements and factors that may cause such a difference include, but are not limited to, risks and uncertainties related to: (i) the risk that Oceanwide will be unable to complete funding and that the transaction with Oceanwide may not be completed in a timely manner or at all, which may adversely affect Genworth's business and the price of Genworth's common stock, and the risk that Genworth will be unable to address its near-term liabilities and financial obligations, including the risks that it will be unable to raise additional debt financing and/or sell a percentage of its ownership interest in its U.S. mortgage insurance business to repay the promissory note to AXA S.A. or refinance its debt maturing in 2021 or beyond; (ii) the parties' inability to obtain regulatory approvals, clearances or extensions, or the possibility that such regulatory approvals or clearances may further delay the transaction with Oceanwide or will not be received prior to November 30, 2020 (and either or both of the parties may not be willing to further waive their end date termination rights beyond November 30, 2020) or that materially burdensome or adverse regulatory conditions may be imposed or undesirable measures may be required in connection with any such regulatory approvals, clearances or extensions (including those conditions or measures that either or both of the parties may be unwilling to accept or undertake, as applicable) or that with continuing delays, circumstances may arise that make one or both parties unwilling to proceed with the transaction with Oceanwide or unable to comply with the conditions to existing regulatory approvals or one or both of the parties may be unwilling to accept any new condition under a regulatory approval; (iii) the risk that the parties will not be able to obtain other regulatory approvals, approvals, clearances or extensions, including in connection with a potential alternative funding structure or the current geo-political environment, or that one or more regulators may rescind or fail to extend existing approvals, or that the revocation by one regulator of approvals will lead to the revocation of approvals by other regulators; (iv) the parties' inability to obtain any necessary regulatory approvals, clearances or extensions for the post-closing capital plan, and/or the risk that a condition to the closing of the transaction with Oceanwide may not be satisfied or that a condition to closing that is currently satisfied may not remain satisfied due to the delay in closing the transaction with Oceanwide or that the parties are unable to agree upon a closing date following receipt of all regulatory approvals and clearances; (v) potential legal proceedings that may be instituted against Genworth related to the transactions with Oceanwide; (vi) the risk that the proposed transaction

disrupts Genworth's current plans and operations as a result of the announcement and consummation of the transaction; (vii) potential adverse reactions or changes to Genworth's business relationships with clients, employees, suppliers or other parties or other business uncertainties resulting from the announcement of the transaction or during the pendency of the transaction, including but not limited to such changes that could affect Genworth's financial performance; (viii) certain restrictions during the pendency of the transaction that may impact Genworth's ability to pursue certain business opportunities or strategic transactions; (ix) continued availability of capital and financing to Genworth before the consummation of the transaction; (x) further rating agency actions and downgrades in Genworth's financial strength ratings; (xi) changes in applicable laws or regulations; (xii) Genworth's ability to recognize the anticipated benefits of the transaction; (xiii) the amount of the costs, fees, expenses and other charges related to the transaction; (xiv) the risks related to diverting management's attention from Genworth's ongoing business operations; (xv) the impact of changes in interest rates and political instability; and (xvi) other risks and uncertainties described in the Definitive Proxy Statement, filed with the SEC on January 25, 2017, and Genworth's Annual Report on Form 10-K, filed with the SEC on February 27, 2020. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Genworth's consolidated financial condition, results of operations, credit rating or liquidity. Accordingly, we caution you against relying on any forward-looking statements. Further, forward-looking statements should not be relied upon as representing Genworth's views as of any subsequent date, and Genworth does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For further information:

Investors:
investorinfo@genworth.com

Media:
Julie Westermann, 804 937.9273
julie.westermann@genworth.com

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